 Exhibit (a)(1)(vii)
September 24, 2026
Ares Strategic Income Fund
3Q26 Tender Offer Update — Shareholder Q&A
1. What is ASIF and what is the Fund designed to do?
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Launched in 2022, Ares designed Ares Strategic Income Fund (“ASIF” or the “Fund”) to offer investors an income solution with downside protection,1 meant to serve as a core, long-term allocation in an investor’s portfolio.

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ASIF’s investment adviser sits within the Ares Credit Group, which we believe is one of the most experienced managers in the credit market and a leader in the direct lending space with over 90 partners with an average of over 26 years’ experience and $441 billion in AUM as of June 30, 2026.2

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Consistent with Ares’ broader U.S. Direct Lending strategy, the Fund seeks to provide shareholders with income stability, a yield premium relative to traditional public fixed income, and downside protection through market cycles.1

2. What happened in ASIF’s Q3 Tender Offer?
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Consistent with the terms described in the Fund’s tender offer filing and prospectus, ASIF conducted its scheduled quarterly tender offer for up to 5% of the Fund’s outstanding common shares as of July 31, 2026.

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The Fund received 13.1% in total repurchase requests.3

3. Why did we repurchase 5% of the Fund’s outstanding common shares?
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ASIF’s performance is driven by its focus on illiquid private credit investments. To provide access to this asset class’s attractive risk/return characteristics while offering shareholder-friendly features such as monthly subscriptions, monthly distributions and simplified tax reporting, the Fund was carefully designed with a specific liquidity framework. As such, the Fund has offered and intends to continue offering to repurchase up to 5% of common shares per quarter.4

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ASIF’s repurchase program is designed to balance the interests of the Fund and all of its stakeholders, including the nearly 95% of shareholders5 who did not submit repurchase requests this quarter, as well as our lenders and bondholders. Since inception, ASIF has grown its capital base thoughtfully, balancing investor inflows with the forward investment opportunity set and a disciplined approach to portfolio construction.

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Notable trends underlying the quarterly repurchases include:

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Declining new repurchase requests:   Repurchase requests were driven primarily by repeat requesters, with net new repurchase requests representing approximately 3% of NAV.6 Importantly, net new repurchase requests declined approximately 60% and 70% relative to the second and first quarters of 2026, respectively,7 which we believe may indicate that repurchase activity is beginning to normalize.

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Continued stability in the core investor base:   Net new repurchase requests from the U.S. private wealth channel,8 ASIF’s largest investor segment, also continued to decline and represented approximately 2% of this channel’s NAV.9

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Meaningful liquidity for repeat tendering investors:   An investor who first submitted a repurchase request in Q1 2026 and has continued to resubmit any unfulfilled portion of that request in Q2 and Q3 is expected to have received nearly 80% of its originally requested capital.10 We believe the remaining unfulfilled repurchase requests for these investors could be largely satisfied by year-end, assuming fourth quarter repurchase requests remain in line with the current quarter’s unfulfilled requests.11

4. Is this activity indicative of underperformance or stress in the portfolio?
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No. The tender activity is not indicative of any underperformance or stress within the ASIF portfolio:

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Through August 31, 2026, the Fund generated an annualized inception-to-date total return of 9.97% for Class I common shares,12 representing an annual return premium of 161 bps to broadly syndicated bank loans13 over the same period.

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The Fund currently pays distributions for Class I common shares at an annualized rate of 9.62% based on net asset value (“NAV”),14 and the Fund’s Board of Trustees has approved distributions consistent with prior periods through December 2026, reflecting continued confidence in the portfolio’s earnings power. Notably, the Fund has maintained a stable or growing monthly distribution since inception, underscoring the consistency of its income generation.

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Relative to its non-traded business development company peers, ASIF has generated one of the highest inception-to-date returns and remains one of the few funds in its peer group that has never reduced its regular monthly distribution per share.15

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Importantly, the Fund continues to generate net investment income16 in excess of its current distribution and, with 92% of the portfolio in floating rate assets, we believe it remains well positioned to benefit from rising interest rates.17 We believe the Fund’s solid portfolio fundamentals and earnings coverage support its ability to continue providing attractive current income to shareholders over time.

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The Fund has continued to demonstrate sound and defensive credit performance, with substantially all ASIF portfolio companies performing in line with or exceeding underwriting expectations as of June 30, 2026. Key metrics reflecting the health of the portfolio as of June 30, 2026 include: 12% organic weighted average year-over-year EBITDA growth18, 2.3x weighted average interest coverage,19 5.3x weighted average net leverage,20 40% weighted average loan-to-value (“LTV”)21 and two loans on non-accrual status,22 representing 0.3% of the portfolio at amortized cost.

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The portfolio has been constructed to prioritize downside protection.1 Key metrics that reflect the defensive nature of the Fund’s portfolio as of August 31, 2026 include:

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79% senior secured loans, 810 portfolio companies and 0.1% average position size.23 The significant diversification is intentionally designed to prevent any single investment from materially impacting the Fund’s performance.24

5. What sources of liquidity will be used to fund repurchases?
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The Fund is designed to maintain sufficient liquidity to meet repurchase requests of up to 5% of common shares in any given quarterly repurchase offer.

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Furthermore, the Fund is designed to maintain a diversified base of liquidity mechanisms, as repurchases can be funded through a combination of significant capacity on the Fund’s leverage facilities, repayments from existing investments, including directly originated loans, recurring monthly inflows and a performing liquid credit sleeve. Notably, the fund has ample capacity on its leverage facilities, with over $4 billion of undrawn capacity across committed debt facilities as of August 31, 2026.

6. When and how do I tender more of my common shares if I choose to do so?
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As described in ASIF’s prospectus, unfulfilled repurchase requests do not carry over automatically to the next repurchase offer. Shareholders with unfulfilled repurchase requests may elect to resubmit in any future repurchase offer. The Fund intends to continue to offer to repurchase up to 5% of common shares per quarter.4

7. What is the outlook for the Fund?
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The Ares Credit platform benefits from a more than 20-year, cycle-tested track record in global direct lending, and a 0.005% average annual realized loss rate on senior investments since 2004, underscoring Ares’ disciplined approach to credit underwriting and risk management.25

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Drawing on more than two decades of experience across credit cycles, we remain confident in the Fund’s ability to deliver consistent and durable current income, a yield premium relative to public markets and downside protection across market environments.1

References to “risk mitigation,” “downside protection” or similar language are not guarantees against loss of investment capital or value.

2
As of June 30, 2026, such assets under management include funds managed by Ivy Hill Asset Management, L.P. (“IHAM”), an SEC-registered investment adviser and a wholly owned portfolio company of Ares Capital Corporation, a publicly traded BDC managed by ASIF’s investment adviser.

3
The final aggregate repurchase amount is calculated as the net asset value of the total amount of common shares tendered by shareholders, less the early repurchase deduction, as applicable.

4
Quarterly repurchases are expected but not guaranteed. The Fund’s board of trustees may amend, suspend or terminate these share repurchases in its discretion if it deems such action to be in the best interest of shareholders.

5
Defined as the number of ASIF record holders. Does not include underlying investors in feeder funds that invest in ASIF.

6
“Net new repurchase requests” is calculated as repurchase requests in the third quarter of 2026 that exceeded unfulfilled repurchase requests in the second quarter of 2026. The 3% figure is net new repurchase requests as a percentage of the Fund’s NAV as of July 31, 2026.

7
The approximately 60% and 70% declines compare net new repurchase requests in the third quarter of 2026 with net new repurchase requests in the second and first quarters of 2026, respectively, calculated on the same basis.

8
Defined as U.S. wirehouses, private banks, registered investment advisers and other intermediaries.

9
As of July 31, 2026.

10
Provided for illustrative purposes only. Actual shareholder results may differ due to final Q3 2026 tender results, odd-lot priority, withdrawals, partial or additional tenders and other shareholder-specific circumstances. Illustrative calculation assumes that a shareholder resubmitted for repurchase in each subsequent quarterly tender offer all shares not accepted in the preceding offer. The nearly 80% figure applies the actual pro rata acceptance percentages for the Q1 and Q2 2026 tender offers and the Fund’s estimated pro rata acceptance percentage for the Q3 2026 tender offer to the shares initially tendered in Q1 2026. As outlined in the Fund’s prospectus, unfulfilled repurchase requests do not automatically carry forward and may be resubmitted in future periods.

11
Assumes the Fund repurchases 5% of common shares outstanding in the fourth quarter of 2026 and that all unfulfilled requests from the third quarter of 2026 are resubmitted in the fourth quarter of 2026.

12
Inception date for Class I common shares is December 5, 2022 and August 1, 2023 for Class S common shares and Class D common shares. The Fund does not charge investors an upfront sales load with respect to Class I common shares, Class D common shares or Class S common shares. However, if you buy Class I common shares, Class D common shares or Class S common shares through certain selling agents, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to a maximum of 2.0% of NAV for Class I common shares, 2.0% of NAV for Class D common shares and 3.5% of NAV for Class S common shares. Class I common shares, Class D common shares and Class S common shares listed as With Upfront Placement Fees and Brokerage Commissions reflect the returns after the maximum upfront placement fees and brokerage commissions. Class I common shares, Class D common shares and Class S common shares listed as Without Upfront Placement Fees and Brokerage Commissions exclude upfront placement fees and brokerage commissions. Annualized inception-to-date total return through August 31, 2026 is 9.37% for Class I common shares with Upfront Placement Fees and Brokerage Commissions, 9.16% for Class D common shares, 8.45% for Class D common shares with Upfront Placement Fees and Brokerage Commissions, 8.51% for Class S common shares and 7.26% for Class S common shares with Upfront Placement Fees and Brokerage Commissions. Total return is calculated as the change in monthly NAV per share during the period plus distributions per share (assuming any distributions, net of distribution and/or shareholder servicing fees, are reinvested in accordance with the Fund’s distribution reinvestment plan) divided by the beginning NAV per share, which is calculated after the deduction of ongoing expenses that are borne by investors, such as management fees, incentive fees, distribution and/or shareholder fees, interest expense, offering costs, professional fees, trustee fees and other general and administrative expenses. Total return is presented prior to the impact of any upfront placement fees or brokerage commissions. Inception-to-date figures use the initial offering price of $25.00 per share as the beginning NAV. There can be no assurance that ASIF will achieve its investment objective or avoid substantial losses. The information presented is for a limited amount of time and is not representative of the long-term performance of the Fund. Total return and annualized distribution rates for the Fund’s other classes of common shares are lower than those presented with respect to Class I common shares, due to differing distribution and/or shareholder servicing fees. Expense Ratios: Class I common shares: Gross: 8.66% / Net: 8.79%, Class D common shares: Gross: 8.95% / Net: 9.07%, Class S common shares: Gross: 9.57% / Net: 9.70%, annualized as of June 30, 2026 (the latest available data). The net expense ratio reflects an Expense Support and Conditional Reimbursement Agreement between the Fund and its investment adviser. Pursuant to this agreement the Fund’s investment adviser may pay certain of the Fund’s expenses on the Fund’s behalf. Such payments are subject to recoupment or waiver at the option of the Fund’s investment adviser for a three-year period. This agreement may be terminated by either party at any time.

U.S. leveraged loans are represented by the Morningstar LSTA US Leveraged Loan Index for the period from December 5, 2022 to August 31, 2026. This index is designed to reflect the U.S. loan market’s weighted performance of institutional leveraged loans based upon real-time market weightings, spreads and interest payments.

The annualized distribution rate is 8.77% for Class S common shares and 9.37% for Class D common shares. Distributions are not guaranteed. Distributions are calculated by annualizing the next month’s declared distribution per share and dividing by the most recent month-end NAV. Annualized distribution rates for the Fund’s other classes of common shares are lower than those presented with respect to Class I common shares, due to differing distribution and/or shareholder servicing fees. Annualized distribution rates do not represent the actual distribution rate for any 12-month period and annualized rates calculated based on a different time horizon than August 2026 will differ from, and may be lower than, the annualized rates shown. Distributions may be funded through cash flow from operations, as well as other sources including the sale of assets, borrowings, return of capital or offering proceeds. Distributions may be funded, directly or indirectly, from temporary waivers or expense reimbursements borne by the Fund’s investment adviser that may be subject to reimbursement. The Fund has not established limits on the amounts it may distribute from such sources. As of August 31, 2026, 100% of inception to date distributions were funded from cash flows from operations.

As of July 31, 2026. The peer set consists of the ten largest non-traded BDCs as identified based on assets under management data reported by Robert A. Stanger & Company, Inc. as of June 30, 2026. Return comparisons are based on the inception-to-date total return of Class I common shares reported by each peer in publicly available filings with the U.S. Securities and Exchange Commission (“SEC”). Distribution comparisons are based on the regular monthly distribution per Class I common share declared by each peer from the inception of that class through July 31, 2026 as reported in publicly available SEC filings. For purposes of this comparison, a fund is considered to have reduced its regular monthly distribution if it declared a lower gross regular monthly distribution per share than the gross regular monthly distribution per share declared for the immediately preceding monthly period. Recurring supplemental, special and year-end distributions are excluded from this comparison. Based on this methodology, ASIF and three other funds in the peer set have not reduced their regular monthly distribution per share since inception. Peer funds have different inception dates, fee and expense structures, distribution policies and performance-reporting periods, which may affect comparability. Past performance is not indicative of future results, and distributions are not guaranteed.

16
For the month ended August 31, 2026, before giving effect to any expense support or expense recoupment pursuant to the Expense Support and Conditional Reimbursement Agreement between the Fund and its investment adviser. There can be no assurance that the Fund will continue to generate net investment income in excess of its distributions or maintain its current distribution level.

17
Floating rate investments shown as a percentage of debt investments as of August 31, 2026.

18
EBITDA is a non-GAAP financial measure. For a particular portfolio company, EBITDA is typically defined as net income before net interest expense, income tax expense, depreciation and amortization. EBITDA amounts are estimated from the most recent portfolio company financial statements, have not been independently verified by the investment adviser or the Fund, and may reflect a normalized or adjusted amount. Excluded from the data above is information in respect of the following: (i) portfolio companies that do not report EBITDA and (ii) portfolio companies with negative or de minimis EBITDA. Accordingly, neither the investment adviser nor the Fund makes any representation or warranty in respect of this information.

19
Interest coverage represents portfolio companies’ LTM EBITDA as a multiple of implied annualized cash interest based on the borrowing levels and market rates at quarter-end. The portfolio weighted average interest coverage ratio is weighted based on the fair value of the portfolio company investments. Portfolio company credit statistics are derived from the most recently available portfolio company financial statements and have not been independently verified by ASIF and may reflect a normalized or adjusted amount. Accordingly, neither the investment adviser nor ASIF makes any representation or warranty in respect of this information.

20
The net leverage multiple represents ASIF’s last dollar of invested debt capital (net of cash) as a multiple of EBITDA. The portfolio weighted average net leverage multiple is weighted based on the fair value of the portfolio company investments. Portfolio company credit statistics for ASIF are derived from the most recently available portfolio company financial statements and have not been independently verified by ASIF and may reflect a normalized or adjusted amount. Accordingly, neither the investment adviser nor ASIF makes any representation or warranty in respect of this information.

21
As of June 30, 2026. Weighted average LTV includes all private debt investments for which fair value is determined in good faith by the investment adviser, subject to oversight by the Fund’s board of trustees and excludes quoted assets. Weighted average LTV is calculated as the net ratio of LTV for each portfolio company, weighted based on the fair value of total applicable ASIF private debt investments. LTV is calculated as the current total net debt through each respective loan tranche held by ASIF divided by the estimated value of the portfolio company as of the most recent quarter end. Fair value is determined in good faith by the investment adviser, subject to oversight by ASIF’s board of trustees, based on among other things, the input of ASIF’s independent third-party valuation firms that have been engaged to support the valuation of such portfolio investments at least monthly, beginning as of the third quarter after origination (with certain de minimis exceptions) and under a valuation policy and a consistently applied valuation process.

22
As of June 30, 2026 at amortized cost. Loans are generally placed on non-accrual status when principal or interest payments are past due 30 days or more or where there is reasonable doubt that principal or interest will be collected in full.

23
As of August 31, 2026. Average position size is determined by the average of the amortized cost divided by total portfolio at amortized cost for each portfolio company. Diversification does not assure profit or protect against market loss.

24
Diversification does not assure profit or protect against market loss.

Average annualized realized loss rate is defined as total gains/(losses) on assets with a payment default as a % of total invested capital since inception, divided by number of years since inception, for Ares U.S. Direct Lending Senior investments. An investment that has experienced a payment default is placed on non-accrual unless a waiver or amendment related to such default has been granted. The average annualized realized loss rate of 0.005% includes all senior secured debt investments of the U.S. Direct Lending Team from October 8, 2004 through March 31, 2026 (excluding venture investments, oil & gas investments, private asset backed securities, investments warehoused or held for seasoning and syndication purposes (including investments held for less than 30 days and other investments determined to be temporarily held by Ares in conjunction with syndication processes)).

Forward-Looking Statement Disclosure
This document may contain words such as “anticipates,” “believes,” “expects,” “intends,” “projects,” “estimates,” “will,” “should,” “could,” “would,” “likely,” “may” and similar expressions to identify forward-looking statements, although not all forward-looking statements include these words. You should not place undue reliance on these forward-looking statements, which are based on information available to the Fund as of the date of this document. Except as required by the federal securities laws, the Fund undertakes no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements in this document are excluded from the safe harbor protection provided by Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. The Fund’s actual results and condition could differ materially from those implied or expressed in the forward-looking statements or from the Fund’s historical performance for any reason, including the factors set forth in “Summary of Risk Factors” and the other information included in this content and in the Fund’s prospectus, as amended or supplemented from time to time, including the documents incorporated by reference therein.
Additional Important Disclosures
Past performance is not a guarantee of future results.   An investment in the Fund involves a high degree of risk and therefore should only be undertaken by qualified investors whose financial resources are sufficient to enable them to assume these risks and to bear the loss of all or part of their investment. The Fund and Ares do not guarantee any level of return or risk on investments and there can be no assurance that the Fund’s investment objective will be achieved. This document shall not constitute an offer to sell or a solicitation of an offer to buy any security, the offer and/or sale of which can only be made by definitive offering documentation.
Third-Party Information
This document may contain information obtained from third parties. Reproduction and distribution of third-party content in any form is prohibited except with the prior written permission of the related third party. Third party content providers do not guarantee the accuracy, completeness, timeliness or availability of any information and are not responsible for any errors or omissions (negligent or otherwise), regardless of the cause, or for the results obtained from the use of such content. THIRD PARTY CONTENT PROVIDERS GIVE NO EXPRESS OR IMPLIED WARRANTIES, INCLUDING, BUT NOT LIMITED TO, ANY WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE. THIRD PARTY CONTENT PROVIDERS SHALL NOT BE LIABLE FOR ANY DIRECT, INDIRECT, INCIDENTAL, EXEMPLARY, COMPENSATORY, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, COSTS, EXPENSES, LEGAL FEES, OR LOSSES (INCLUDING LOST INCOME OR PROFITS AND OPPORTUNITY COSTS OR LOSSES CAUSED BY NEGLIGENCE) IN CONNECTION WITH ANY USE OF THEIR CONTENT.
Additional Important Information
Indices are provided for illustrative purposes only and are not indicative of any investment. They have not been selected to represent appropriate indices or targets for the Fund. Rather, the index shown is provided solely to illustrate the performance of well-known and widely recognized indices. Any comparisons herein of the investment performance of the Fund to an index are qualified as follows: (i) the volatility of such index will likely be materially different from that of the Fund; (ii) such index will, in many cases, employ different investment guidelines and criteria than the Fund and, therefore, holdings in the Fund will differ significantly from holdings of the securities that comprise such index and the Fund may invest in different asset classes altogether from the illustrative index, which may materially impact the performance of the Fund relative to the index; and (iii) the performance of such index is disclosed solely to allow for comparison on the Fund’s performance to that of a well-known index. Comparisons to indices have limitations because indices have risk profiles, volatility, asset composition and other material characteristics that will differ from the fund. The indices do not reflect the deduction of fees or expenses. You cannot invest directly in an index. No representation is being made as to the risk profile of any benchmark or index relative to the risk profile of the Fund presented herein. There can be no assurance that the future performance of any specific investment, or product will be profitable, equal any corresponding indicated historical performance, or be suitable for a portfolio.